Blackhawk Bank Team —

Since the initial announcement of our merger, we have thoroughly enjoyed getting to know the Blackhawk organization and its employees. We look forward to continuing those conversations as we continue to move through the process to combine Blackhawk and First Mid.

When we met, we promised to communicate as early and often as possible. In that spirit, here are some important organizational updates and appointments for you.

•	At the time of the transaction closing, and subject to and in accordance with First Mid’s bylaws, First Mid’s Board of Directors will vote to approve Todd James as a Director of First Mid effective immediately following the closing of the transaction. Todd's extensive expertise and experience will be invaluable to our organization, and we believe he will contribute significantly to the Company's continued growth and success.

•	Post-closing, Dave Adkins will be appointed to the First Mid Executive Committee. He will serve as the voice for the new Northern market between closing and conversion. Although Dave has communicated his intention to retire at year-end, his guidance and support for ensuring a successful transition of employees, communities, and customers will be vital.

•	Around the time of transaction closing, Andy Williams will be named Regional President. Andy will lead lending, production, and growth efforts for the Northern market. His leadership and experience in the industry and familiarity with the community will be a great asset to our team, and we look forward to working with him.

•	Phyllis Oldenburg has been named as the lead Blackhawk executive for the upcoming conversion effort. Phyllis is an integral part of the team, and her knowledge and proficiency in IT and Operations will be critical as we navigate through the conversion process.

We appreciate your continued hard work and dedication toward our combined commitment to our customers and communities. Please join me in congratulating our colleagues on their appointments. I am confident they will all make significant contributions to our team and ensure a smooth transition.

Joe Dively

Chairman and CEO